Exhibit M

Central Pacific Financial Corp.
Central Pacific Plaza
PO Box 3590
Honolulu, HI 96811-3590
Telephone 808-544-0500
Fax Line 808-531-2875

May 13, 2003

TON Finance, B.V.
De Ruyterkade 120
1011 AB Amsterdam

Attn: Jiro Shirai

  Re:
  Limited Release under Voting Agreement dated as of April 16, 2003

Dear Mr. Shirai:

        This letter relates to the above-referenced agreement ("Voting Agreement"). All defined terms not otherwise defined in this letter shall have the meanings provided for in the Voting Agreement.

        Central Pacific Financial Corp. ("CPF") hereby releases TON Finance, B.V. from:

        (i)    its obligation to vote (or cause to be voted) all of the Shares it owns, and any other shares of CBBI common stock subsequently acquired by it, in a particular manner regarding the proposed control share acquisition proposal ("Proposal") that is the subject of preliminary proxy statements filed by CPF and by CBBI, respectively, on May 5, 2003, with respect to a special shareholders meeting of CBBI currently scheduled for May 28, 2003 ("Special Meeting") and the new proposal ("New Proposal") that is the subject of a preliminary proxy statement filed by CPF on May 9, 2003, with respect to a special shareholders meeting of CBBI to be called for a date to be determined in June 2003, to approve the New Proposal ("Shareholders Meeting'); and

        (ii)   the proxy granted to Neal Kanda and Glenn K.C. Ching, officers of CPF only with respect to the Proposal and the New Proposal whether considered at the Special Meeting or the Shareholders Meeting.

        Except for the limited releases provided above, the Voting Agreement shall remain in full force and effect and enforceable in accordance with its terms.

Very truly yours,
/s/ CLINT ARNOLDUS Clint Arnoldus Chairman, President and CEO
AGREED:
/s/ NEAL KANDA Neal Kanda
/s/ GLENN K.C. CHING Glenn K.C. Ching